June 18, 2014

Mr. Gary Nalbandian, Chairman, President & CEO

Metro Bancorp, Inc.

3801 Paxton Street

Harrisburg, PA 17111

Dear Gary:

It was a pleasure speaking with you yesterday. During our phone call I gave you highlights of PL Capital’s views on Metro, but I thought it would be helpful for you and the board if I enumerated all of PL Capital’s views in a letter. Please provide a copy of this to your entire board.

I can tell by our discussions that you and the board are proceeding seriously and thoughtfully, which I appreciate.

PL Capital’s views on Metro Bancorp:

FINANCIAL AND OPERATING ISSUES:

•	Metro has a unique business model. POSITIVE: High touch, customer centric, convenient, extended days and hours. NEGATIVE: High cost, high efficiency ratio, interest rate dependent. PL Capital is not opposed to this model, but we question how consistently profitable it is.

•	Metro’s model performs better in a higher interest rate environment, which unfortunately does not appear to be on the horizon anytime soon. That is not Metro’s fault or in Metro’s control.

•	Metro operates in a slow growth, steady market where the average deposits per branch and deposits per customer metrics do not generate sufficient incremental revenue to profitably overcome the incremental costs of operating the Metro model.

•	In theory, Metro is large enough to have the potential to survive as a profitable, independent bank.

•	However, despite its size, Metro’s current and projected financial metrics are good, but not sufficient to justify independence (particularly when we look at EPS, ROA and ROE without the non-core leverage employed by Metro, which adds no franchise value).

•	If Metro was earning 10% or more on equity (without the leverage) and moving towards 12%+ over time, and growing at 8%+ per year, PL Capital would consider that sufficient for Metro’s board to consider remaining independent (subject to all of the other strategic considerations and fiduciary duties Metro’s board and management team must evaluate). We do not foresee Metro achieving that level of core profitability and growth.

•	Would Metro’s profitability and efficiency change if it was simply larger? That seems to be the board’s and management’s view, as the publicly disclosed plan is to open up branches and grow.

•	Metro’s former affiliate, Commerce Bank (CBH), pioneered this business model. Their financial results are illustrative to answer the question whether growth is the answer to higher profitability and efficiency.

•	As you can see in the table below, asset size and growth did not drive CBH’s profitability (ROA, ROE) and efficiency ratio. The Net Interest Margin (NIM) did, which was a function of much higher interest rates, the ability to convert deposits into loans and competition. CBH enjoyed very high NIMs, but as those NIMs dropped, so did CBH’s profitability and efficiency. Significant growth and asset size did not matter.

Commerce Bank (CBH)

Year	Approx. Average Assets ($ billions)	NIM (%)	Efficiency Ratio (%)	ROA (%)	ROE (%)
1993	2.0	4.40	64	0.84	16.5
1997	4.0	4.58	67	1.12	17.9
2000	8.0	4.62	69	1.09	19.8
2002	16.0	4.69	68	1.05	18.5
2005	40.0	3.77	70	0.83	14.9
2007	50.0	3.24	76	0.29	4.8

Source: SNL Financial LC (CBH sold to TD Bank in early 2008).

METRO

Year	Approx. Average Assets ($ billions)	NIM (%)	Efficiency Ratio (%)	ROA (%)	ROE (%)
2000	0.5	4.51	71	0.88	16.6
2003	1.1	4.24	75	0.74	14.3
2006	1.9	3.25	82	0.41	7.6
2013	2.8	3.63	73	0.64	7.4

Source: SNL Financial LC

•	You can also see that growth did not improve Metro’s own profitability and efficiency, in fact it was negatively correlated.

•	Unfortunately, the banking industry and interest rate policies in the U.S. have changed significantly since the 1990s and the early 2000s, which will make it even harder for Metro to enjoy the NIMs it and CBH previously generated.

•	Metro’s own asset liability disclosures show that even significantly higher interest rates will not generate higher profitability (+100 bps, +200 bps and +300 bps all result in lower forecasted net income over both 12 and 24 months per Metro’s 12-31-13 Form 10-K).

•	The lack of upside potential if rates rise is the most disappointing metric we have noted, because many investors (and perhaps even board members) likely thought that profitability would materially improve if and when interest rates moved up someday.

•	So you can see why we question whether Metro will ever enjoy mid 4.00% NIMs again, without which higher profitability and lower efficiency ratios do not seem achievable. Again, we are not criticizing Metro’s management or board for this. It’s simply a fact to consider in a world that has changed.

•	You can also see why we question whether simply growing, or waiting for higher interest rates, is the right answer.

STRATEGIC ISSUES/M&A:

•	With regard to M&A, there is clearly a rebound in both volume and pricing. Attractive franchises are getting attractive premiums.

•	I told you yesterday that given Metro’s stock price, it would be difficult for Metro to be an acquirer.

•	You have acknowledged that there are numerous potential suitors for Metro. PL Capital believes one or more of those potential suitors would pay an attractive price for Metro (attractive relative to what Metro will be able to achieve on its own).

•	On top of a current M&A premium, over the long run the right partner should also be more profitable and able to produce greater returns than Metro can on its own.

•	I told you yesterday that both of us have been doing this long enough to know that bank M&A goes in cycles. The M&A window will not always be open.

•	As we discussed, finding the right partner is not a simple task. It’s one of the most important decisions any board will ever make. It is complicated by the lack of congruence between Metro’s business model and other banks.

•	You expressed concern about the long term vs. short term decision making implied by other shareholders calls for Metro to find a partner.

•	I explained that finding the right partner is a long term decision because if Metro sells it will likely be for stock.

•	You and the management team, employees and board have created a valuable franchise and should be congratulated for that.

•	As you know, PL Capital has never called for Metro to sell or merge.

•	We are now calling for Metro to find a strategic partner, in 2014. It’s the right time and the right thing to do.

I prepared this letter because I wanted you and the board to fully understand PL Capital’s views. Communications of this sort are required by the SEC to be filed in a Schedule 13D, so I hope that public filing does not complicate your and the board’s decision making process.

Sincerely,

/s/ Richard Lashley

Richard Lashley

Principal